SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Biogen Idec Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0005
                         (Title of Class of Securities)

                                    09062X103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 1, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /  /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,502,261

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,502,261

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,502,261

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.21%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,502,261

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,502,261

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,502,261

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.21%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,502,261

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,502,261

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,502,261

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.21%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,707,871

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      5,707,871

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,707,871

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.97%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,956,501

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,956,501

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,956,501

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.67%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      743,575

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      743,575

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      743,575

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.26%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      8,407,947

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      8,407,947

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,407,947

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.90%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,601,096

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      5,601,096

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,601,096

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.93%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      5,601,096

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      5,601,096

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,601,096

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.93%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      14,009,043

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      14,009,043

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,009,043

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.83%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      14,009,043

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      14,009,043

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,009,043

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.83%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      14,009,043

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      14,009,043

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,009,043

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.83%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      14,009,043

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      14,009,043

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,009,043

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.83%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      14,009,043

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      14,009,043

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,009,043

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.83%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      17,511,304

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      17,511,304

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,511,304

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.03%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.0005 (the "Shares"), issued by Biogen Idec Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is Biogen Idec Inc., 14 Cambridge Center, Cambridge, Massachusetts 02142.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl C. Icahn's  present  principal  occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 17,511,304 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $916,501,219 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to Shares. As of the close of business on August 8, 2008, the indebtedness of (i) High River's margin account was approximately $1,206,212,537, (ii) Icahn Partners' margin account was approximately
$221,166,992,   (iii)  Icahn   Master's   margin   account   was   approximately
$391,343,830, (iv) Icahn Master II's margin account was approximately $104,183,136, and (v) Icahn Master III's margin account was approximately $41,633,836.

Item 4. Purpose of Transaction

     The Reporting Persons recently acquired Shares and further increased their position in the belief that the Shares were undervalued. Representatives of the Reporting Persons have had, and from time to time may seek to continue to have, discussions with representatives of the Issuer to discuss general business issues relating to the Issuer as well as their concerns relating to shareholder value.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,511,304 Shares, representing approximately 6.03% of the Issuer's outstanding Shares (based upon the 290,254,475 Shares stated to be outstanding as of July 17, 2008 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 22, 2008 for the quarterly period ended June 30, 2008).

     (b) High River has sole voting power and sole dispositive power with regard to 3,502,261 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,707,871 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,956,501 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 743,575 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 5,601,096 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                  Date of           No. of  Shares     Purchase Price Per
Reporting Person         Transaction       Purchased          Share (U.S.$)
------------------- ------------------- ----------------- -------------------
High River              August 1, 2008           180,000              51.50
------------------- ------------------- ----------------- -------------------
High River              August 1, 2008           541,600              51.43
------------------- ------------------- ----------------- -------------------
High River              August 4, 2008           100,000              50.13
------------------- ------------------- ----------------- -------------------
High River              August 5, 2008             4,900              50.08
------------------- ------------------- ----------------- -------------------
High River              August 6, 2008            39,280              50.19
------------------- ------------------- ----------------- -------------------
High River              August 7, 2008            50,000              49.98
------------------- ------------------- ----------------- -------------------
High River              August 8, 2008             7,680              49.97
------------------- ------------------- ----------------- -------------------
High River             August 11, 2008               620              49.98
------------------- ------------------- ----------------- -------------------
High River             August 11, 2008            91,000              50.51
------------------- ------------------- ----------------- -------------------
Icahn Master            August 1, 2008           293,286              51.50
------------------- ------------------- ----------------- -------------------
Icahn Master            August 1, 2008           611,947              51.43
------------------- ------------------- ----------------- -------------------
Icahn Master            August 4, 2008           162,937              50.13
------------------- ------------------- ----------------- -------------------
Icahn Master            August 5, 2008             9,307              50.08
------------------- ------------------- ----------------- -------------------
Icahn Master            August 6, 2008            64,018              50.19
------------------- ------------------- ----------------- -------------------
Icahn Master            August 7, 2008            81,488              49.98
------------------- ------------------- -------------------------------------
Icahn Master            August 8, 2008            12,518              49.97
------------------- ------------------- -------------------------------------
Icahn Master           August 11, 2008             1,010              49.98
------------------- ------------------- -------------------------------------
Icahn Master           August 11, 2008           148,309              50.51
------------------- ------------------- -------------------------------------
Icahn Master II         August 1, 2008           100,573              51.50
------------------- ------------------- -------------------------------------
Icahn Master II         August 1, 2008           322,181              51.43
------------------- ------------------- -------------------------------------
Icahn Master II         August 4, 2008            55,873              50.13
------------------- ------------------- -------------------------------------
Icahn Master II         August 5, 2008             2,419              50.08
------------------- ------------------- -------------------------------------
Icahn Master II         August 6, 2008            21,943              50.19
------------------- ------------------- -------------------------------------
Icahn Master II         August 7, 2008            27,932              49.98
------------------- ------------------- -------------------------------------
Icahn Master II         August 8, 2008             4,291              49.97
------------------- ------------------- -------------------------------------
Icahn Master II        August 11, 2008               346              49.98
------------------- ------------------- -------------------------------------
Icahn Master II        August 11, 2008            50,836              50.51
------------------- ------------------- -------------------------------------
Icahn Master III        August 1, 2008            38,226              51.50
------------------- ------------------- -------------------------------------
Icahn Master III        August 1, 2008           123,869              51.43
------------------- ------------------- -------------------------------------
Icahn Master III        August 4, 2008            21,237              50.13
------------------- ---------------------------------------------------------
Icahn Master III        August 5, 2008               861              50.08
------------------- ------------------- -------------------------------------
Icahn Master III        August 6, 2008             8,340              50.19
------------------- ------------------- -------------------------------------
Icahn Master III        August 7, 2008            10,615              49.98
------------------- ------------------- -------------------------------------
Icahn Master III        August 8, 2008             1,629              49.97
------------------- ------------------- -------------------------------------
Icahn Master III       August 11, 2008               132              49.98
------------------- ------------------- -------------------------------------
Icahn Master III       August 11, 2008            19,321              50.51
------------------- ------------------- -------------------------------------
Icahn Partners          August 1, 2008           287,915              51.50
------------------- ------------------- -------------------------------------
Icahn Partners          August 1, 2008         1,108,403              51.43
------------------- ------------------- -------------------------------------
Icahn Partners          August 4, 2008           159,953              50.13
------------------- ------------------- -------------------------------------
Icahn Partners          August 5, 2008             7,013              50.08
------------------- ------------------- -------------------------------------
Icahn Partners          August 6, 2008            62,819              50.19
------------------- ------------------- -------------------- ----------------
Icahn Partners          August 7, 2008            79,965              49.98
------------------- ------------------- -------------------------------------
Icahn Partners          August 8, 2008            12,282              49.97
------------------- ------------------- -------------------------------------
Icahn Partners         August 11, 2008               992              49.98
------------------- ------------------- -------------------------------------
Icahn Partners         August 11, 2008           145,534              50.51
------------------- ------------------- -------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:  /s/ Edward Mattner
              ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC

         By:  /s/ Edward Mattner
              ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



               [Signature Page of Schedule 13D - Biogen Idec Inc.]

                                                                       EXHIBIT 1
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Biogen Idec Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:      /s/ Edward Mattner
         ---------------------------
         Name: Edward Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC


         By:      /s/ Edward Mattner
         ---------------------------
         Name: Edward Mattner
         Title: Authorized Signatory

BARBERRY CORP.

         By:      /s/ Edward Mattner
         ---------------------------
         Name: Edward Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         ------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:      /s/ Dominick Ragone
         ----------------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:      /s/ Dominick Ragone
         ----------------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:      /s/ Dominick Ragone
         ----------------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:      /s/ Dominick Ragone
----------------------------
         Name: Dominick Ragone
         Title: Chief Financial Officer

BECKTON CORP.

By:      /s/ Edward E. Mattner
------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







  [Signature Page of Joint Filing Agreement to Schedule 13D - Biogen Idec Inc.]

SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Edward E. Mattner                   Authorized Signatory


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Rupal Doshi                         Chief Operating Officer
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Rupal Doshi                         Chief Operating Officer
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN ONSHORE LP
ICAHN OFFSHORE LP

Name                                Position
----                                --------
Icahn Capital LP                    General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Rupal Doshi                         Chief Operating Officer
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN CAPITAL LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner


IPH GP LLC
Name                                Position
----                                --------
Icahn Enterprises                   Sole Member
Holdings L.P.


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                Position
----                                --------
Icahn Enterprises                   General Partner
G.P. Inc.


ICAHN ENTERPRISES G.P. INC.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Keith A. Meister                    Vice Chairman; Principal Executive Officer
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Vincent J. Intrieri                 Director
Peter K. Shea                       President
Dominick Ragone                     Chief Financial Officer
Andrew Skobe                        Treasurer
John P. Saldarelli                  Vice President; Secretary
Felicia P. Buebel                   Assistant Secretary
Craig Petit                         Vice President/Taxes


BECKTON CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer